    As filed with the Securities and Exchange Commission on March 9, 1998

                                                       Total Number of Pages - 9
                                                   Index to Exhibits at Page - 8

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ___________

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 CONNECT, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                               77-0431045
(State of incorporation or organization)         (IRS Employer
                                                 Identification No.)

515 ELLIS STREET, MOUNTAIN VIEW, CA              94043-2242
(Address of principal executive offices)         (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered
     -------------------                 ------------------------------

         None                                   None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

         The following is a summary of the outstanding capital stock of the
Company:

         The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share. As of February 26, 1998, after giving effect to a one for five reverse stock split on that day, there were 4,091,010 shares of Common Stock outstanding held of record by 153 record holders of the Company's Common Stock. In addition, on February 26, 1998, there were outstanding 4,905,209 shares of Series A Preferred Stock held of record by 13 record holders of the Company's Series A Preferred Stock.

COMMON STOCK

         The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     Series A Preferred Stock. Of the 10,000,000 authorized shares of Preferred Stock, the Company has designated 6,500,000 shares of Series A Preferred Stock. The following is a summary of certain of the rights, preferences and privileges of the Series A Preferred Stock, 4,905,209 of which are currently outstanding. This summary is qualified by reference to the Company's Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock, which is filed as an exhibit to this Form 8-A/A.

         1.  Conversion.  Each share of Series A Preferred Stock is convertible
             ----------
at the option of the holder into that number of shares of the Company's Common Stock equal to the greater of (i) the quotient obtained by dividing $2.00 (the "Preferred Cap"), plus accumulated but unpaid dividends, by the conversion price or (ii) the quotient obtained by dividing $2.00, plus accumulated but unpaid dividends, by 80% (60% if the conversion occurs after December 15, 1999) of the average closing bid price for the 10 trading days prior to conversion. The conversion price is $10.00, and is subject to adjustment in the event of future stock splits, stock combinations and the like, and will be reduced to $7.50 on
and after December 15, 1999.   The Preferred Cap also will be adjusted downward
to the lowest price at which the Company issues securities or, in the case of convertible securities, the lowest conversion or exercise price of such securities (excluding issuances pursuant to employee and director stock option plans). In addition, each share of Series A Preferred Stock will automatically convert into Common Stock on October 1, 1999, if the Company is listed on The Nasdaq National Market at all times during 1999, an effective registration statement relating to the resale of the shares of Common Stock issuable on conversion of the Series A Preferred Stock has been in effect at all times during 1999 and the price of the Company's Common Stock is at least $10.00 per share (subject to adjustment in the event of future stock splits, stock combinations and the like) at all times subsequent to August 15, 1999.

         2.   Voting Rights. Except as required by law and as set forth
              -------------
herein, the holders of Series A Preferred Stock will not be entitled to vote. The Series A Preferred Stock terms include what are customarily called protective provisions. Under these provisions, a vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required before the Company can: (i) materially or adversely alter or change the rights, preferences or privileges of the Series A Preferred Stock; (ii) authorize or issue (a) shares of any class or series of stock having any preference or priority as to dividends, liquidation or redemption over or pari passu with the Series A Preferred Stock, (b) shares of stock of any class or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having rights to purchase, any shares of stock of the Company having any preference or priority as to dividends, liquidation or redemption over or pari passu with the Series A Preferred Stock, or (c) any bonds, debentures, notes or other obligations for borrowed money, except in connection with equipment financing transactions of up to $1.5 million in any twelve months commencing after the date of initial issuance of a share of Series A Preferred Stock; (iii) effect any merger, consolidation or sale of assets of the Company with, into or to another Small Corporation in which the consideration to be received by the stockholders of the Company in the merger is not entirely cash (for purposes of this paragraph the term "Small Corporation" shall mean a corporation and its parent corporation (if the securities of the parent corporation are being issued) which have a market capitalization of less than $150 million; and for purposes of this paragraph the term "market capitalization" shall mean the product of the number of outstanding shares of the acquiring corporation's or its parent's common stock (if the securities of the parent corporation are being issued) multiplied by the average of the closing bid prices for the acquiring corporation's or its parent's common stock (as quoted on a national securities exchange or on NASDAQ or over-the-counter) during the 20 trading days prior to the date of notice of the transaction to the holders of the Series A Preferred Stock; (iv) effect any merger, consolidation or sale of assets of the Company with, into or to another corporation in which the consideration to be received by the stockholders of the Company in such transaction includes (1) securities that have not been registered on an effective Form S-4 or other appropriate form of registration statement or (2) property other than cash or securities; (v) apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any shares of any class or series of equity securities of the Company (other than repurchases of Common Stock from employees of and consultants to the Company upon or after termination of employment and other than redemptions of Series A Preferred Stock permitted by their terms); or (vi) pay any dividend or make any distribution on shares of equity securities, other than with respect to the Series A Preferred Stock.

     3.   Interest and Dividends. The holders of Series A Preferred Stock will
          ----------------------
be entitled to receive mandatory cumulative dividends in preference to the holders of Common Stock at an annual rate of $.10 per share (5% of the original $2.00 exchange price per share) from legally available funds. Such dividends are payable quarterly and may be paid in cash or in shares of Series A Preferred Stock, at the option of the Company.

     4.   Redemption Rights.  The Series A Preferred Stock will not be
          -----------------
redeemable at the option of the holders. The Company shall have the right to redeem the Series A Preferred Stock at any time after November 10, 1999 at $2.00 per share plus accrued dividends. In addition, the Company shall have the right to redeem shares of Series A Preferred Stock at a price of $2.70 per share plus accrued dividends in the event that a holder proposes to convert such shares of Series A Preferred Stock at a conversion price of less than $6.25 (subject to adjustment in the event of stock splits, stock combinations and the like).

     5.   Certain Rights upon Liquidation or Sale of the Company.  The Series A
          ------------------------------------------------------
Preferred Stock has liquidation and dividend rights superior to those of the Common Stock. In the event of a liquidation event, including certain mergers and sales of the Company, holders of the Series A Preferred Stock are entitled to receive $1.00, plus accumulated but unpaid dividends, per share of Series A Preferred Stock held by them prior to any distribution to holders of shares of the Company's Common Stock. After receipt of the full $1.00 per share, all remaining assets of the Company will be distributed to holders of shares of Series A Preferred Stock (on an as-if converted to Common Stock basis, at a per share price of the lesser of $10.00 per share or 60% of the price per share of Common Stock payable in the transaction) and Common Stock ratably based on the number of shares of stock held by them.

     The effect of these provisions in the context of a sale of the Company is to distribute to the Series A Preferred Stock preferential amounts. For example, if no shares of Series A Preferred Stock have been converted and 4 million shares of Common Stock are outstanding, for any transaction in which the aggregate consideration is below approximately $22 million, all of the proceeds will be payable to the holders of Series A Preferred Stock. Amounts in excess of $22 million will be shared among the Series A Preferred Stock and the Common Stock based on the number of shares held by each on an as-if converted basis.

     6.   Registration Rights.  The Company is obligated to file with the
          -------------------
Securities and Exchange Commission pursuant to the terms of the Private Placement and the Exchange, a registration statement (the "Registration Statement") with respect to the resale of the shares issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants.

     "Blank-Check" Preferred Stock. As of the date of this Form 8-A/A, the Company has 3,500,000 authorized shares of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any further vote or action by the stockholders; provided, however, that approval by the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock will be required in order to authorize or issue shares of any series of Preferred Stock having any preference or priority as to dividends, liquidation or redemption over or pari passu with the Series A Preferred Stock. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. Although the Company has no present intention to issue any additional shares of its Preferred Stock (other than shares of Series A Preferred Stock in payment of dividends), there can be no assurance that the Company will not do so in the future. See "Delaware Anti-Takeover Law and Certain Charter Provisions."

WARRANTS

     As of the date of this Form 8-A/A, the Company has outstanding Warrants to purchase an aggregate of up to 687,982 shares of Common Stock at an exercise price of $12.50 per share. Each such Warrant is exercisable at any time prior to November 2000.

REGISTRATION RIGHTS OF CERTAIN OTHER HOLDERS

     Excluding the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock, and upon exercise of the Warrants, the holders of approximately 3,144,477 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of agreements between the Company and the holders of Registrable Securities. If at any time, the Company registers any of its Common Stock, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being registered. In addition, such holders may require the Company to use its best efforts to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, subject to certain limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Certain provisions of Delaware law and the Company's Restated Certificate of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     The Company is subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the Company's stockholders.

     Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when the Company shall have had at least 800 stockholders, the Restated Certificate of Incorporation of the Company will provide for the Board of Directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other class continuing for the remainder of its respective two-year term. Thereafter, stockholders shall no longer have cumulative voting rights and the Company's stockholders representing a majority of the shares of Common Stock outstanding will be able to elect all of the directors. The classification of the Board of Directors and elimination of cumulative voting make it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     The Company's Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board, if any, the President of the Company and holders of 10% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Board of Directors, the Chairman of the Board, if any, the President of the Company or any such 10% holder. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders of the Company.

     The Company's Restated Certificate of Incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend the foregoing provisions of the Restated Certificate of Incorporation and Bylaws.

Item 2.   Exhibits
          --------

               The following exhibits are filed as a part of this Registration
               Statement:

               1 Specimen certificate for Registrant's Common Stock - incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-05901).

               2.1 Certificate of Incorporation -- incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1.

               2.2 Amended and Restated Certificate of Incorporation -- incorporated herein by reference to Exhibit 3.3 to the Registrant's Registration Statement on Form S-1.

               2.3 Certificate of Amendment of Certificate of Incorporation - incorporated herein by reference to Exhibit 3.4 to the Registrant's Registration Statement on Form S-1.

               2.4 Bylaws - incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1.

               2.5 Amended and Restated Registration Rights Agreement dated July 3, 1996 between the Registrant and certain holders of the Registrant's securities -- incorporated herein by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1.

               2.6 Form of Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock - incorporated herein by reference to Exhibit 3.4 to the Form 8-K filed by the Company with the SEC on December 22, 1997.

               2.7 Form of Exchange Agreement - incorporated herein by reference to Exhibit 4.3 to the Form 8-K filed by the Company with the SEC on December 22, 1997.

               2.8 Amendment to Amended and Restated Certificate of Incorporation effecting the one for five reverse stock split.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 6, 1998           CONNECT, INC.

                              By:   /s/ Joseph G. Girata
                                  ---------------------------------------------
                                    Joseph G. Girata,
                                    Vice President of Finance and
                                    Administration and Chief Executive Officer

                               INDEX TO EXHIBITS

                                                                                            Sequentially
                                                                                            ------------
   Exhibit No.                                Description                                   Numbered Page
   -----------                                -----------                                   -------------
     1             Specimen certificate for Registrant's Common Stock --               Incorporated by reference
                   incorporated herein by reference to Exhibit 4.1 of the
                   Registrant's Registration Statement on Form S-1.

     2.1           Certificate of Incorporation -- incorporated herein by reference    Incorporated by reference
                   to Exhibit 3.1 of the Registrant's Registration Statement on Form
                   S-1.

     2.2           Amended and Restated Certificate of Incorporation -- incorporated   Incorporated by reference
                   herein by reference to Exhibit 3.3 to the Registrant's
                   Registration Statement on Form S-1.

     2.3           Certificate of Amendment of Certificate of Incorporation -          Incorporated by reference
                   incorporated herein by reference to Exhibit 3.4 to the
                   Registrant's Registration Statement on Form S-1.

     2.4           Bylaws -- incorporated herein by reference to Exhibit 3.2 to the    Incorporated by reference
                   Registrant's Registration Statement on Form S-1.

     2.5           Amended and Restated Registration Rights Agreement dated July 3,    Incorporated by reference
                   1996 between the Registrant and certain holders of the
                   Registrant's securities -- incorporated herein by reference to
                   Exhibit 10.6 to the Registrant's Registration Statement on Form
                   S-1.

     2.6           Form of Proposed Certificate of Designation of Rights Preferences   Incorporated by reference
                   and Privileges of Series A Preferred Stock - incorporated herein by reference to Exhibit 3.4 to the Form 8-K filed by the Company with the SEC on December 22, 1997.

     2.7           Form of Exchange Agreement - incorporated herein by reference to    Incorporated by reference
                   Exhibit 4.3 to the Form 8-K filed by the Company with the SEC on
                   December 22, 1997.

                               INDEX TO EXHIBITS

                                                                                            Sequentially
                                                                                            ------------
   Exhibit No.                                Description                                   Numbered Page
   -----------                                -----------                                   -------------
       2.8         Amendment to Amended and Restated Certificate of Incorporation               10
                   effecting the one for five reverse stock split.